September 22, 2020

Via EDGAR

Mr. Brad Skinner,

Office Chief, Office of Energy & Transportation,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549,

USA

Re: Equinor ASA

Form 20-F for Fiscal Year Ended December 31, 2019

Filed March 20, 2020

File No. 001-15200

Dear Mr. Skinner,

Thank you for your letter dated August 26, 2020 setting forth comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”) of Equinor ASA (“Equinor” or the “Company”) (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2019

Operational Performance

Development of Reserves, page 66

1.

Expand the discussion of the changes in the net quantities of your proved undeveloped reserves to include an appropriate narrative explanation relating to each of the line items you identity on page 67, e.g. revisions and improved recovery, extensions and discoveries, sales and purchases. To the extent that two or more unrelated factors are combined to arrive at the overall change for a line item, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Equinor ASA Registered number 923 609 016	Office address Forusbeen 50 4035 Stavanger, Norway	Telephone +47 51 99 00 00	www.equinor.com Classification: Confidential

This comment also applies to the significant changes that occurred in the net quantities of total reserves provided on page 245 for each line item shown in the reconciliation, other than production, and for each of the periods presented, e.g. the periods ending December 31, 2019, 2018 and 2017, respectively. Refer to FASB ASC 932-235-50-5 and Item 302(b) of Regulation S-K, respectively.

Response:

The table below summarizes the net changes in total proved, proved developed and proved undeveloped reserves, for the last three years, by each of the line items. Information for each respective year is provided in a table on page 67 of our 2019 Form 20-F, on page 68 of our 2018 Form 20-F and on page 55 of our 2017 Form 20-F.

	2019			2018			2017
Net proved reserves in million boe	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped
At 31 December previous year	6175	3733	2442	5367	3342	2025	5013	3268	1746
Revisions and improved recovery	327	178	149	479	345	134	605	420	185
Extensions and discoveries	253	65	188	848	64	783	441	95	346
Purchase of reserves-in-place	72	15	57	196	118	78	50	26	24
Sales of reserves-in-place	-125	-40	-85	-2	-2	0	-38	-33	-5
Production	-698	-698	0	-713	-713	0	-705	-705	0
Moved from undeveloped to developed		426	-426		578	-578		271	-271
At 31 December current year	6004	3679	2325	6175	3733	2442	5367	3342	2025

In response to Item 1203(b) of Regulation S-K, we disclose the most important reasons for changes to the total proved reserves, for each of the line items in this table on pages 65-66 of our 2019 Form 20-F, pages 66 and 233 of our 2018 Form 20-F and pages 50 and 205 of our 2017 Form 20-F. In addition, under the heading Development of reserves on pages 66-68 of the 2019 Form 20-F, we provide information about fields and areas with material amounts of proved undeveloped reserves, including proved undeveloped reserves converted into proved developed reserves during the year, as required by this Item.

With respect to revisions, both proved and proved undeveloped reserves are affected by a number of factors such as commodity prices, production performance, maturing of new wells and improved recovery projects, as well as reduced uncertainty due to further drilling and production experience. Changes in commodity prices will affect most fields in the portfolio to some degree, while other factors are normally field specific. The net revisions primarily reflect positive additions of immaterial amounts to most of the fields in our portfolio. As proved reserves are, by definition, much more likely to increase or remain constant over the years than to decrease, net revisions are normally positive, as we mature the fields and become more certain of the expected ultimate recovery. None of the individual revisions reflected in the net revisions was material to our total proved reserves or proved undeveloped reserves. There were no material decreases due to revisions. Over the three-year period ending December 31, 2019, about two thirds of the revisions have come from fields offshore Norway where about 70% of our proved reserves are currently located.

Extensions and discoveries are either related to sanctioning of new field development projects or to drilling of new wells in previously unproved locations. Volumes added in this category are not directly related to changes in commodity prices or performance of existing wells but depend on management decisions to invest in new developments.

•

In 2019, the North Komsomolskoye field in Russia was the largest addition in this category. Approximately 15% of the total volume added for this field was already developed and producing at year-end, thereby increasing both proved developed and proved undeveloped reserves. Other changes were related to new wells drilled in our US onshore operations, where 35% of the added proved reserves were already developed at year-end.

•

In 2018 we sanctioned two major field development projects offshore Norway, the phase three development of the Troll field and the second development phase of the Johan Sverdrup field, adding material amounts of proved undeveloped reserves. These fields are discussed on pages 66 and 69 of the 2018 Form 20-F. Wells in new areas in our US onshore operations added both proved developed and proved undeveloped reserves, and drilling of a previously unproven segment at the Aasta Hansteen field in Norway added proved developed reserves.

•

In 2017 we sanctioned the Johan Castberg field development in Norway and the second phase development of the Peregrino field in Brazil, which added new proved undeveloped reserves. The Ærfugl first phase development offshore Norway, sanctioned in the same year, and new wells drilled in our US onshore operations added both proved developed and proved undeveloped reserves.

Other than the Troll phase three and Johan Sverdrup phase two developments offshore Norway, sanctioned in 2018 and adding a total of 630 million boe of proved undeveloped reserves, we do not consider any of the extensions or discoveries during these three years to be material to our total proved reserves.

Purchase and/or sale of reserves may affect both total proved and proved undeveloped reserves, depending on the category of reserves that are recognized in the purchased or sold assets.

•

As discussed on page 241 of our 2019 Form 20-F, in 2019 we divested our ownership in the Eagle Ford onshore operations in the US, which had both proved developed and proved undeveloped reserves, and a major part of our shareholding in Lundin Petroleum where most of the reserves were undeveloped. The latter transaction also included an increased direct ownership in the Johan Sverdrup field in Norway, adding mainly proved undeveloped but also some proved developed reserves.

•

As discussed on page 233 of our 2018 Form 20-F, in 2018 we purchased a 25% share in the Roncador field in Brazil, where all the proved reserves were developed, and increased our ownership share in the Martin Linge field development in Norway, where all the proved reserves were undeveloped.

•

As discussed on page 205 of our 2017 Form 20-F, in 2017 we increased our ownership in the Azeri-Chirag-Gunashli (ACG) field in Azerbaijan, where approximately 50% of the proved reserves were already developed. In the same year, we divested the Leismer oil sand operations in Canada, where all the proved reserves were still undeveloped at the time of the sale.

In all three years, smaller changes in our ownership share in several fields also affected the total net numbers shown in the table above. We do not consider that any of the reserves added pursuant to these transactions was material to our total proved reserves at the end of each respective year.

In future filings we will expand the narrative explaining any material changes to both proved and proved undeveloped reserves during the reporting year for the line items identified.

2.

The disclosure provided on page 68 indicates “some” development activities will take place more than five years from the disclosure date. In this regard, you appear to identify a single project, the Martin Linge field in Norway, where development has been going on for more than five years.

Revise your disclosure to clarify if the total amount of proved undeveloped reserves that will not be developed within five years of initial disclosure is material and if such reserves are limited to a single field and country, e.g. the Martin Ling field in Norway.

To the extent that such reserves are material, but not limited to the Martin Linge field, expand your disclosure to explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved reserves. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

Response:

At the end of 2019 we did not have material amounts of proved undeveloped reserves in individual fields or countries that had remained undeveloped for five years or more, except for the Martin Linge field in Norway where development was still ongoing. At the time of filing of the 2019 Form 20-F, the Martin Linge field was scheduled to start production during 2020. Martin Linge represented less than 2% of our total proved reserves and less than 5% of our proved undeveloped reserves at year-end 2019.

Events that have taken place since filing now indicate that production from Martin Linge will not start in 2020. Development of the field is still ongoing. The delay is due to well barrier deficiencies in gas wells that were drilled before 2018, making them inappropriate for safe production. Up to three new gas wells will have to be drilled, before production can start in a safe manner, as originally planned. We will include disclosure regarding this delay in our 2020 Form 20-F.

Supplementary Oil and Gas Information (Unaudited)

Oil and Gas Reserve Quantities, page 240

3.

The change in the total net quantities of proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for two of the last three fiscal years presented, e.g. differences between the comparable figures of approximately 26% and 22% for the periods ending December 31, 2019 and 2017, respectively. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Response:

In some fields, wells are drilled in previously unproved locations and are completed to a stage where production will start within the same year. These new wells add new proved reserves that will be attributed to extensions and discoveries, while classified as proved developed reserves. This is particularly true for our onshore operations but can also be the case for some of our conventional offshore operations, where certain reservoir segments may still be classified as unproven until production wells are drilled in these segments.

As noted in the Staff’s comment, this was the case in 2017 and 2019, when approximately 22% and 26% respectively, of the total proved reserves were added as proved developed reserves due to extensions and discoveries, as shown in the table below. These percentages represent the share of new proved reserves added in this category that were already developed at year-end and therefore classified as proved developed reserves.

The table below shows the amounts of proved reserves added as extensions and discoveries to both proved undeveloped or proved developed reserves for the years ended December 31, 2017, 2018 and 2019.

Extensions & Discoveries (million boe)	2019	2018	2017
Changes in total net proved reserves	253	848	441
Changes in proved undeveloped reserves	188	782	346
Difference	65	64	95
Difference (%)	26%	8%	22%

During 2018, two major field development projects were sanctioned adding significant volumes of new proved undeveloped reserves at the end of the year. These were the third development phase of the Troll gas field and the second development phase of the Johan Sverdrup oil field, both offshore Norway. Consequently, a significantly larger amount of both total proved and proved undeveloped reserves were added due to extensions and discoveries in the year ended December 31, 2018 compared to 2017 and 2019. The relative difference in changes in proved and proved undeveloped due to extensions and discoveries was therefore much smaller in 2018 (8%).

***

If you have any questions relating to this letter, please call Kathryn A. Campbell at +44-20-7959 8580. She may also be reached by e-mail at campbellk@sullcrom.com.

Very truly yours,

/s/ Lars Christian Bacher
Lars Christian Bacher
EVP CFO

cc:	John Hodgin, Petroleum Engineer

(Securities and Exchange Commission)

Kathryn A. Campbell

(Sullivan & Cromwell LLP)

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